

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 5, 2011

Via Facsimile
Mr. Walden C. Rhines
Chief Executive Officer
Mentor Graphics Corporation
8005 SW Boeckman Rd.
Wilsonville, Oregon 97070

> **Re:** **Mentor Graphics Corporation**
> **Form 10-K for the Fiscal Year Ended January 31, 2011**
> **Filed March 17, 2011**
> **File No. 001-34795**

Dear Mr. Rhines:

We have reviewed your letter dated September 12, 2011 in connection with the above-referenced filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments. Unless otherwise noted, where prior comments are referred to they refer to our letter dated August 19, 2011.

Form 10-K for the Fiscal Year Ended January 31, 2011

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Critical Accounting Policies

Accounting for Stock-Based Compensation, page 25

1. We note the additional disclosure that you plan to include in future filings in response to prior comment 2. Please also tell us how you considered disclosing the basis for using a combination of volatilities in determining the expected volatility of your stock options. Refer to Question 5 of SAB Topic 14.D.1.

Note 2 – Summary of Significant Accounting Policies

Revenue Recognition, page 52

2.   We note in your response to prior comment 6 that the fair value of the non-essential software PCS is established using VSOE under the software revenue recognition rules. As it relates to renewals of PCS where the software being supported is considered essential to the functionality of the hardware, clarify whether these renewals are also accounted for under the software revenue recognition rules. Additionally, to the extent applicable, clarify whether renewals are bifurcated between the software and non-software components. Refer to ASC 985-605-55-226 through 229.

3.   We note your response to prior comment 7 as it relates to term license agreements with greater than $2 million in annual fees. Please address the following with respect to these arrangements:
   •   You establish VSOE of fair value associated with your support services based upon a bell-shaped curve study analyzing all stand-alone renewals where over 80% of the population falls within +/- 15% "of VSOE." Provide the point in your range that serves as the basis for the 15% threshold. Also address this issue with respect to your perpetual license arrangements.
   •   Describe how you determine VSOE for renewal rates that are outside of your range. Also address this issue with respect to your perpetual license arrangements.
   •   We note that VSOE of fair value of support services provided in co-terminus arrangements is based on a bell-shaped curve analysis "done over the stand-alone renewals." Please further explain your accounting treatment associated with these arrangements including your analysis under ASC 985-605-55-64 through 67, as applicable.

4.   We note your response to prior comment 7 as it relates to term license agreements with less than $2 million in annual fees. We further note that support VSOE for these arrangements is based on stated renewal rates that are deemed to be substantive and that all subsequent renewals were purchased at the stated rates. Please provide the range of renewal rates included in these arrangements. Also address this issue with respect to your perpetual license arrangements.

5.   We note that your response to prior comment 7, as it relates to a minority of your perpetual license arrangements, indicates that you establish VSOE based on stated renewal rates and that "nearly all" of your subsequent renewals were purchased at the stated rates. Please provide the percentage that constitutes "nearly all." Additionally, we note that your renewal rates are deemed to be substantive based on the discount from list price. Tell us how significant the discount is compared to the list price of your PCS, including how you determined the renewal rates are substantive.

You may contact Jaime John at (202) 551-3446 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3406 with any other questions.

Sincerely,

/s/ Patrick Gilmore

Patrick Gilmore
Accounting Branch Chief